EXHIBIT 12.1
FEDERAL EXPRESS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended
	August 31		Year Ended May 31,
	2007	2006	2007	2006	2005	2004	2003

Earnings:
Income before income taxes	$502	$469	$1,984	$1,734	$1,305	$541	$689
Add back:
Interest expense, net of capitalized interest	9	11	40	54	73	64	57
Portion of rent expense representative of interest factor	146	146	580	630	600	583	599

Earnings as adjusted	$657	$626	$2,604	$2,418	$1,978	$1,188	$1,345

Fixed Charges:
Interest expense, net of capitalized interest	$9	$11	$40	$54	$73	$64	$57
Capitalized interest	9	9	32	27	13	7	13
Portion of rent expense representative of interest factor	146	146	580	630	600	583	599

	$164	$166	$652	$711	$686	$654	$669

Ratio of Earnings to Fixed Charges	4.0	3.8	4.0	3.4	2.9	1.8	2.0